January 8, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Edwards and Suzanne Hayes

Re:	Achilles TX Limited
Draft Registration Statement on Form F-1
Submitted November 27, 2020
CIK No. 0001830749

Dear Mr. Edwards and Ms. Hayes:

This letter is confidentially submitted on behalf of Achilles TX Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1, confidentially submitted November 27, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated December 23, 2020, addressed to Iraj Ali, Ph.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form F-1

Overview, page 1

1.

It appears you have developed PELEUS as a platform to accumulate bioinformatic data to identify clonal neoantigens, and VELOS as a manufacturing process to create cNeT therapies. Please explain your Material Acquisition Platform and how it differs from PELEUS.

United States Securities and Exchange Commission

January 8, 2021

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 138 of Amendment No. 1 to clarify that the MAP network collects sample tumor tissues for several tumor types from various U.K. and U.S. medical sites, which are intended to supplement the NSCLC tumor samples collected by TRACERx. The PELEUS platform then uses these additional tumor samples to identify clonal neoantigens for the creation of the Company’s cNeTs for these cancer indications.

Our cNeT approach, page 3

2.

In the graphic on page 3 please include the total amount of time required between extracting blood and tumor samples from the patient to when your products can be reinfused into the patient for treatment.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 145 and 149 of Amendment No. 1.

Our pipeline, page 5

3.

We note that your pipeline table includes preclinical programs for TNBC and bladder cancer. As your narrative disclosure only briefly discusses these programs and you have not allocated any proceeds for their development in your use of proceeds section, please explain to us why you believe these programs are sufficiently material to your business to be included in a pipeline table.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 140 and 149 to remove TNBC and bladder from the pipeline.

4.

Please state whether larger Phase IIb clinical trials will be required prior to commencing Phase III clinical trials and if so, please revise your table to clarify that there will be multiple Phase II trials.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 152 of Amendment No. 1 to disclose its anticipated regulatory development pathway. The Company respectfully informs the Staff that, depending on the data and discussions with applicable regulatory authorities, it plans to progress each of the monotherapy trials for NSCLC and metastatic or recurrent melanoma into a potential Phase III registrational trial. If the Company opts, pursuant to the trial protocol, to do a combination trial with a PD-1 inhibitor, it may require additional Phase II clinical trials to advance the combination program.

Use of Proceeds, page 106

5.

Please revise your disclosure in this section to disclose the cNeT programs to which you intend to allocate proceeds from the offering. Please disclose how far the proceeds from the offering will allow you to advance your programs for the treatment of advanced NSCLC and metastatic or recurrent melanoma. In addition, please specify the amounts you intend to allocate to each of the PELEUS platform and to the VELOS manufacturing process.

United States Securities and Exchange Commission

January 8, 2021

RESPONSE: The Company respectfully advises the Staff that once it has an estimated offering size, it will disclose the allocation of the proceeds from the offering, including for each of PELEUS and VELOS, and how far such proceeds will advance the Company’s NSCLC and metastatic or recurrent melanoma programs.

License agreements, page 120

6.	Please expand your discussion to quantify the value of the 1,568,420 B ordinary shares and 268,420 C ordinary shares that were issued to CRT upon execution of the license agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 1.

7.

Please expand your disclosure to describe the LOHHLA patent in greater detail and how it is used in your business. We note that the additional sample period that was extended in the most recent amendment has now expired. Please tell us the impacts of this expiration has on your business.

RESPONSE: In response to the Staff’s comment, the Company respectfully informs the Staff that the Company licenses the LOHHLA patent as part of the License Agreement with CRT. This patent relates to the LOHHLA bioinformatics tool that allows precise measurement of allele-specific HLA copy number based on sequencing data. This tool can be used to detect loss of an HLA allele in a tumor (a tumor immune evasion mechanism), which enables prediction of neoantigens that are presented by an HLA molecule that has not been lost by the tumor, and hence are still available for targeting by immunotherapy. The Company respectfully advises the Staff that the additional sample period has been extended until January 15, 2021 and has updated the disclosure on page 121. While the Company is continuing to negotiate an extension of the sample period, the Company does not believe an expiration of the sample period would have a detrimental effect on its business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Determination of the fair value of the ordinary shares, page 132

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

United States Securities and Exchange Commission

January 8, 2021

RESPONSE: The Company acknowledges the Staff’ comment and respectfully informs the Staff that once the Company has an estimated offering price or range, it will submit its methodology for determining the fair value of its ordinary shares and the reasons for any differences between the recent valuations of its ordinary shares leading up to the IPO and the estimated offering price.

Overview, page 137

9.

Please expand your discussion of MAP to clarify your stage of development of this platform. For example, we note you intend to use proceeds from the offering to further the development of HNSCC and RCC but it does not appear that you intend to use proceeds to further develop MAP. Is this platform fully developed?

RESPONSE: The Company respectfully informs the Staff that the MAP network is a network of hospitals and medical centers from which the Company procures tumor samples for the purpose of identifying clonal neoantigens in indications in addition to NSCLC. To date, the Company has procured more than 60 samples from four U.K. centers and one U.S. center, and plans to continue to add additional sites. In response to the Staff’s comment, the Company has revised the disclosure on page 146 to clarify that the MAP network includes five sites to date. The Company supplementally informs the Staff that while it plans to continue to build out the MAP network by adding additional sites, and specialty departments within each site, the costs associated with expansion are generally accrued as research and development expenses for the indication for which the expansion is intended to provide samples. Only a marginal portion of costs of the expansion are fixed costs which are attributable to the MAP platform itself. As such, the MAP network is not expected to be a material use of proceeds from the offering.

Our Programs, page 151

10.

We note the disclosure on page 25 regarding the ongoing the THETIS trial patient who experienced immune effector cell-associated neurotoxicity syndrome, which was deemed possibly related to ATL001. Please expand the discussion here to discuss all serious adverse events related, or possibly related, to treatment. Please include the nature of each such event and the number of patients that experienced it.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 152 of Amendment No. 1 to identify all of the serious adverse events that were related, or possibly related, to ATL001. In addition, the Company has updated the disclosure on page 25 to update the ICAN adverse event to be “related” to ATL001. The Company respectfully submits to the Staff that the change in the relationship between ATL001 and the ICAN serious adverse event was not due to any additional information being available. The trial site informed the Company that the reason for updating the causality assignment was to reconcile the causality in the serious adverse event report with the causality reported to the clinical study database when the event occurred. The site reported that no new information has emerged to provide any further confirmation for relationship to study drug. The ICANS event was recorded in the site’s

United States Securities and Exchange Commission

January 8, 2021

internal source data documentation (i.e. adverse event log) as “probably” related to ATL001. This causality was not an option on the electronic data capture system or the series adverse event form for purposes of the trial, which included the options of “related” and “possibly related”. As “related” was considered to be more accurate than “possibly related” among all the available causality options, “related” was chosen for the electronic data capture system.

Our current manufacturing and expansion plans, page 155

11.	Please disclose the material terms of your agreement with Cell Therapy Catapult.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 156 of Amendment No. 1 to clarify that the collaboration agreement is a lease agreement with Cell Therapy Catapult Limited to lease the Company a manufacturing space and assist the Company in designing, constructing and operating the facility. The Company respectfully advises the Staff that there are no royalties or other economics associated with the agreement.

Employees, page 178

12.

Please revise to describe any specific measures or objectives that management focuses on in managing the business, such as measures or objectives that address the development, attraction and retention of personnel. Refer to Item 101(c)(2)(ii) of Regulation S-K an SEC Release No. 33-10825.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 178 of Amendment No. 1.

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

* * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 459-7234.

United States Securities and Exchange Commission

January 8, 2021

Sincerely,

/s/ Seo Salimi
Seo Salimi, Esq.

cc:	Iraj Ali, Ph.D., Achilles TX Limited

Mitchell S. Bloom, Goodwin Procter LLP